Exhibit 22

                   SECURITY  OWNERSHIP OF  CERTAIN  PERSONS

     The following table sets forth the number and percentage of shares of Company common stock held as of August 31, 1994 by the only persons who, to the knowledge of the Company, beneficially own 5% or more of the Company's outstanding common stock.

Name and Address    Number Beneficially Owned     Percent of Class<F1>

Crestar Bank NA         1,183,333<F2>                      9.49%
919 E. Main Street
Richmond, VA  23219,Trustee for Cuddy Farms, Inc.

1 Based on 12,195,886 shares outstanding as of August 31, 1994 plus 271,782 shares which members of management have the option to purchase within 60 days of August 31, 1994.

2 Shares held for the benefit of Cuddy Farms, Inc. pursuant to a voting trust dated August 29, 1994, under the terms of which the Trustee, Crestar Bank NA, is obligated to vote all shares in accordance with the recommendation of the Board. In the absence of a recommendation by the Board as to any proposal, the trustee will vote as directed by Cuddy Farms, Inc. The Voting Trust, subject to certain exceptions for early termination, terminates on August 29, 1998.

          The following table sets forth the number and percentage of shares of Company common stock held as of August 31, 1994 by each of the Company's directors, each executive officer of the Company who was required to be named in the Cash Compensation Table, and by all directors and executive officers as a group.


Name                Number Beneficially Owned    Percent of Class<F1>

George E. Bryan                304,046<F2>                      2.4%

Charles L. Campbell              8,352<F3>                        *

Stephen W. Custer               62,102<F4>                        *

Calvin G. Germroth              12,020<F5>                        *

William H. Groseclose            2,132<F6>                        *

Henry L. Holler                 25,740<F7>                        *

J. Craig Hott                   70,047<F8>                        *

James L. Keeler                149,175<F9>                       1.2%

Kenneth D. Marshall             46,337<F10>                       *

Herman D. Mason                197,612<F11>                     1.6%

James L. Mason                  90,060<F12>                       *

V. Eugene Misner                63,433>F13>                       *

Charles W. Wampler, Jr.        348,000<F14>                     2.8%

William D. Wampler             600,495<F15>                     4.8%

All directors and executive  1,868,109<F16>                    15.0%
officers as a group (consisting
of 17 persons, including those
named above)
_____________________________
* Denotes percent ownership not exceeding 1% of the class of common stock.
[FN]
<F1>  Based on 12,195,886 shares outstanding as of August 31, 1994 plus
      271,782 shares which members of management have the option to purchase within 60 days of August 31, 1994.

<F2>  Includes 105,264 shares owned directly and 198,782 shares owned by his wife. Mr. Bryan disclaims beneficial interest in the shares held by his wife.

<F3>  All shares owned directly.

<F4>  Includes 33,418 shares owned directly, 9,328 shares owned by his wife, 17,923 shares held as custodian for Mr. Custer's three children, and 1,433 shares owned by his daughter who lives at Mr. Custer's home. Mr. Custer disclaims beneficial interest in the shares owned by his wife and daughter or held by him as custodian.

<F5>  All shares owned directly and through a self-directed retirement account.

<F6>  All shares owned directly.

<F7>  Includes 2,365 shares owned jointly with his wife, 875 shares owned by his wife through her self-directed retirement account, and 22,500 shares which Mr. Holler has the right to purchase within 60 days of August 31, 1994 through the exercise of options.

<F8>  Includes 69,847 shares owned by E. E. Hott, Inc., of which
      Mr. Hott is an officer and director, and 200 shares held by his wife as custodian for Mr. Hott's two children. Mr. Hott disclaims beneficial interest in the shares held by his wife as custodian.

<F9>  Includes 32,312 shares owned directly and through self-directed retirement accounts, 15,613 shares owned by his wife directly and through her self-directed retirement account, and 101,250 shares which Mr. Keeler has the right to purchase within 60 days of August 31, 1994 through the exercise of options. Mr. Keeler disclaims beneficial interest in the shares owned by his wife.

<10>  Includes 495 shares owned directly, 23,342 shares owned jointly with his wife, and 22,500 shares which Mr. Marshall has the right to purchase within 60 days of August 31, 1994 through the exercise of options.

<F11> Includes 162,464 shares owned directly and 35,148 shares held as trustee for the Louise T. Mason Trust. Mr. Mason disclaims beneficial interest in the shares held by the Trust.

<F12> Includes 29,785 shares owned directly and through self-directed retirement accounts, 13,039 shares owned jointly with his wife, 685 shares owned by his wife through her self-directed retirement account, 3,051 shares held as custodian for Mr. Mason's two children, and 43,500 shares which Mr. Mason has the right to purchase within 60 days of August 31, 1994 through the exercise of options. Mr. Mason disclaims beneficial ownership in the shares owned by his wife or held by him as custodian.

<F13> Includes 840 shares owned through his self-directed retirement account, 17,998 shares owned jointly with his wife, 870 shares owned by his wife through her self-directed retirement account, 225 shares owned by his son who lives in Dr. Misner's home, and 43,500 shares which Dr. Misner has the right to purchase within 60 days of August 31, 1994 through the exercise of options.
      Dr. Misner disclaims beneficial ownership in the shares owned by his wife and son.

<F14> Includes 121,350 shares owned directly and as general partner of
      Wampler Land, 45,310 shares owned by his wife, 129,646 shares held as trustee of the Charles W. Wampler, Sr. Family Trust, and 51,694 shares held as trustee of the Charles W. Wampler, Sr. Charitable Annuity Trust. Mr. Wampler disclaims beneficial interest in the shares owned by his wife or held by the Trusts.

<F15> Includes 266,260 shares owned directly and as general partner of
      Wampler Land, 134,102 shares owned by his wife, 18,793 shares owned by May Meadows Farms, Inc., of which Mr. Wampler is an officer and director, 129,646 shares held as trustee of the Charles W. Wampler, Sr. Family Trust, and 51,694 shares held as trustee of the Charles W. Wampler, Sr. Charitable Annuity Trust. Mr. Wampler disclaims beneficial interest in the shares owned by his wife or held by the Trusts.

<F16> This number does not reflect the sum of all of the preceding number of shares beneficially owned by all of the above-named directors and officers since 1,373 shares held by Charles W. Wampler, Jr. and William D. Wampler as general partners of Wampler Land, an 181,340 shares held as trustees by both Charles W. Wampler, Jr. and William D. Wampler have been taken into account in determining the number of shares beneficially owned by each of Charles W. Wampler, Jr. and William D. Wampler, individually. In addition, this amount includes the 271,782 shares which the group has the right to purchase within 60 days of August 31, 1994 through the exercise of options.

                  INFORMATION  CONCERNING  DIRECTORS  AND  NOMINEES

          Biographical summaries for the four director nominees and the seven directors continuing in office appear in the following chart.

Name and Position                          Director             Principal Occupation
with the Company              Age           Since           During the Last Five Years

                                                                Director Nominees
                                                                CLASS A DIRECTORS
                                           (to serve until the 1997 annual meeting of shareholders)
J. Craig Hott                   41         1988     Vice President of Hott's Farming,
                                                    Inc. and Hott's Ag-Services, Inc.

Peter A.W. Green                57         1994     President and Chief Executive Officer
                                                    of Cuddy International Corporation since
                                                    November, 1993; previously, President
                                                    and Chief Executive Officer of Alcatel
                                                    Canada Wire, Inc.

Herman D. Mason                 73         1984     Retired; previously, Chief Executive Officer
  Vice Chairman                                     of the Company until 1988  of the Board

Charles W. Wampler, Jr.         78         1984     Poultry and livestock farmer
  Chairman of the Board

                                                         Directors Continuing in Office
                                                                CLASS B DIRECTORS
                                            (to serve until the 1995 annual meeting of shareholders)
Stephen W. Custer               52         1984     President of Custer Associates, Inc.
                                                    (consulting firm)

Calvin G. Germroth              70         1988     Broiler producer

James L. Keeler                 59         1988     Chief Executive Officer of the Company since
  President                                         February 1988

                                                                CLASS C DIRECTORS
                                            (to serve until the 1996 annual meeting of shareholders)
George E. Bryan                 72         1984     Poultry and livestock farmer

Charles L. Campbell             46         1988     Commissioner of Revenue for Page County, Virginia; broiler producer

William H. Groseclose           63         1993     Chairman of Harrisonburg Regional Board
                                                    and Winchester Regional Board of
                                                    First Union Bank; previously Chief
                                                    Executive Officer of Shenandoah
                                                    Valley region of Dominion Bank

William D. Wampler              66         1984     Poultry and livestock farmer


        CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     The Company has always been fortunate to have directors who are actively involved in, and knowledgeable about, the Company's businesses. As a result, the Company has relationships with certain directors and their families, which relationships are on the same bases and terms as transactions with unrelated parties.

     The following table identifies (i) amounts in excess of $60,000 paid by the Company to each of the directors, members of their immediate family, and entities related to the directors who were contract growers with the Company during fiscal year ended July 2, 1994, and (ii) amounts paid to directors who were contract growers if such payments exceeded five percent of the director's gross revenues for such activity during fiscal year ended July 2, 1994. All such transactions were on the same bases and terms as transactions with unrelated parties.


                                   Total Amount Received from the
Directors                          Company and its Subsidiaries

Charles L. Campbell                              $ 86,035
    Timothy Campbell, his son                    $ 63,546

Calvin G. Germroth                               $ 38,594

J. Craig Hott
    Hott's Farming, Inc.                         $287,755

James L. Keeler
        Gregory Keeler, his son                  $129,265

Charles W. Wampler, Jr.
    Sunny Creek                                  $170,203
    C. W. Wampler & Sons                         $232,820

William D. Wampler
    May Meadows Farm, Inc.                       $205,340
    C. W. Wampler & Sons                         $232,820

     During fiscal year ended July 2, 1994, the Company purchased, either directly or through third-party suppliers, $270,164 of fuel oil and propane from Franklin Oil Co., Inc., of which J. Craig Hott is a director and minority shareholder. The prices and terms were comparable to those of other oil companiesin the area.

     During fiscal year ended July 2, 1994, the Company paid $24,566 to Custer Associates, Inc., a consulting firm owned by Stephen W. Custer, which assisted with the Company-wide quality control program. The terms of this arrangement were competitive and fully disclosed to the Board.

     Charles W. Wampler, Jr. and William D. Wampler are brothers and are uncles of Stephen W. Custer.

              REPORT  OF  THE  EXECUTIVE  COMPENSATION  COMMITTEE

Compensation Philosophy

     The Executive Compensation Committee of the Company's Board of Directors determines the annual salary, bonus and other benefits of the Company's Chief Executive Officer and makes decisions relating to stock option awards to executive officers and other key personnel pursuant to the Company's Long TermIncentive Plan. The Company's overall policy regarding executive compensation is to provide competitive compensation packages that attract and retain qualified executives and to reward its executives for financial and operating results, annual and long-term, which enhance the value of shareholders' investment inthe Company.

Base Salary

     The base salary component of executive compensation within the Company reflects the first goal stated above of attracting and retaining qualified executives. Based on available figures, the Company executives' base salaries are competitive compared to other companies within Virginia and the industry. Periodic increases in base salary are based on evaluations of past and current performance, competitive market conditions and Company performance.

Cash Bonus

     The Company's Incentive Bonus Program achieves the second goal of the Company's compensation philosophy, that of rewarding financial and operating results on an annual basis. The Company developed the Incentive Bonus Program in 1988 with the assistance of independent executive compensation consultants, and the Program has been administered since then by the Company's Human
Resource Department for the benefit of executive officers and other key personnel. The bonus pool is determined annually by reference to the Company's return on equity (ROE), and each individual's specific bonus allocation is calculated by multiplying ROE (adjusted for accrued incentive pay and taxes) by his or her base salary and by a bonus factor which is based on his or her position within the Company. As borne out in the six-year history of the Company's Incentive Bonus Program, for years in which the Company does not have a strong return on equity, a significant portion of management's annual compensation is reduced. Thus, bonuses comprise the part of management compensation that is "at risk" based on the Company's annual performance.

Long-Term Incentive Plan

     Rewarding Company executives on a long-term basis is accomplished through the Company's Long-Term Incentive Plan, a stock option plan approved by the Company's shareholders in 1988. By encouraging management investment in Company stock, the Plan aligns management's interests with that of the shareholders; namely, to enjoy long-term appreciation in the value of the Company's common stock.

     At the Plan's inception, an independent executive compensation consulting firm recommended the number of options that should be granted to the Company's executive officers and other key personnel. The Executive Compensation Committee awarded options at levels below those initially advised by the consultants and, since then, have awarded options generally consistent with the first year's levels.

     During the first three years of option grants, all options were granted at the market price prevailing at the time of the grant. For different reasons, the option price has been established above the market price in the last three years. In 1992, the Committee set the price at the prior year-end market price rather than the then current market price. The Committee believed that the prevailing market price plus $3.38 was more reflective of the true value of the Company's shares at that time. In 1993, the Company completed a public offering of common stock priced at $22 in February and the Committee established the option price in July at $22, even though the market price on the grant date was $5 lower, or $17 per share. In 1994, Tyson's tender offer was $30, so the Committee established the option price at $30 instead of the 1994 year-end trading value of $25.50.

Deferred Compensation

     The final significant component of the Chief Executive
Officer's compensation is deferred compensation, serving both goals of providing a competitive compensation package and rewarding results. Mr. Keeler's deferred compensation is essentially a retirement plan with payouts beginning the year after Mr. Keeler retires as Chief Executive Officer, but payouts are calculated by reference to the increase in the Company's book value over the term of Mr. Keeler's service. Specifically, 1.5% of the annual increase in the Company's book value is allocated annually to a deferred compensation account which, together with accrued interest, is payable to him over a five-year period beginning in the year after his retirement. However, if Mr.
Keeler's employment is terminated involuntarily or because of a change in control of the Company, the balance of Mr. Keeler's deferred compensation account becomes payable immediately.

Chief Executive Officer Compensation

     For the last fiscal year, Mr. Keeler received a base salary percentage increase of 2%, the average pay increase for all employees. This increase maintains a base salary competitive with chief executive positions within the state and industry.
Though Mr. Keeler's bonus factor was the same for the last fiscal year as it has been since 1988, his bonus was lower because the Company's ROE was lower. Mr. Keeler's deferred compensation allocation was higher than the last fiscal year because, as described above, deferred compensation is singularly a function of increase in the Company's book value. Finally, the number of stock options awarded Mr. Keeler under the Long Term Incentive Plan was the same as it has been for the last five years, reflecting a systematic effort to enhance Mr. Keeler's personal financial interest in the strong management of the Company.

     The bonus and deferred compensation awards for Mr. Keeler in the last fiscal year are reflected in the Summary Compensation Table set forth below and are, as already described, consistent with improvements in the Company's financial profile. Indeed, since the end of fiscal 1988, the first year of Mr. Keeler's tenure with the Company, the Company's total market capitalization has risen from $84,354,400 to $280,737,864 at the end of fiscal 1994.

          Herman D. Mason
          Charles L. Campbell
          Charles W. Wampler, Jr.
          Executive Compensation Committee Members

                       SUMMARY  COMPENSATION
     The Summary Compensation Table below contains information concerning annual and long-term compensation provided to the Company's Chief Executive Officer and the other four most highly compensated executive officers of the Company for all services rendered to the Company and its subsidiaries for the fiscal year sending July 2, 1994, July 3, 1993 and June 27, 1992.
Messrs. Holler and Marshall first became executive officers in fiscal year ended July 2, 1994. Accordingly, their compensation is detailed beginning in that year.

                                                SUMMARY  COMPENSATION  TABLE
                                                                           Long Term         Other
                                        Annual Compensation                Compensation      Compensation<F1>
Name and                                                                      Options
Principal Position        Year          Salary ($)       Bonus ($)           Awarded (#)             ($)

James L. Keeler            93-94          $245,096         $159,458             33,750            $229,212
  Chief Executive          92-93           236,808          172,783             33,750             178,685
  Officer & President      91-92           228,800           58,889             33,750              69,463

James L. Mason             93-94          $172,221          $75,958             14,500              $6,042
  President,               92-93           160,610           71,859             14,500               5,220
  Wampler-Longacre         91-92           152,250           24,492             14,500               3,935

V. Eugene Misner           93-94          $163,882          $66,638              7,500              $5,929
  Vice President           92-93           160,610           71,859             14,500               5,465
  Wampler-Longacre         91-92           152,250           24,492             14,500               4,500

Henry L. Holler            93-94          $133,099          $48,107              7,500              $4,951
  Vice President  Sales & Marketing

Kenneth D. Marshall        93-94          $133,099          $48,107              7,500              $4,956
  Vice President
  Plant Operations
  _____________________________

<F1>  Includes Company contributions made to the Company's Profit Sharing and Salary Savings Plan and term life insurance premiums paid by the Company on behalf of the executive officers; for Mr. Keeler, "Other Compensation" also includes deferred compensation.

                                                     OPTION  GRANTS  IN  LAST  FISCAL  YEAR
                                      % of Total                                        Potential Realizable
                                      Options            Exercise                       Value at Assumed
                       Options        Granted to         or Base                        Annual Rates of
                       Granted        Employee in        Price          Expiration      Stock Appreciation
                          (#)         Fiscal Year        $/Share            Date        for Option Term

                                                                                           5%         10%
James L. Keeler          33,750            33.7%            $30.0       7/3/99          $85,900     373,545
James L. Mason           14,500            14.5              30.0       7/3/99           36,905     160,486
V. Eugene Misner          7,500             7.5              30.0       7/3/99           19,088      83,010
Henry L. Holler           7,500             7.5              30.0       7/3/99           19,088      83,010
Kenneth D. Marshall       7,500             7.5              30.0       7/3/99           19,088      83,010


                                              AGGREGATED  OPTION  EXERCISES  IN  LAST  FISCAL  YEAR
                                                  AND  FISCAL  YEAR-END  OPTION  VALUES

                                                                                                        Value of
                                                                                              Unexercised
                                                                      Number of               In-The-Money
                                                                     Unexercised            Options<F1> at
                                                                       Fiscal                    Fiscal
                             Shares                                 Year-End (#)              Year-End ($)
                            Acquired              Value             Exercisable/              Exercisable/
Name                    On Exercise (#)       Realized ($)          Unexercisable            Unexercisable
James L. Keeler              33,750              330,581             101,250/67,500          704,531/164,531
James L. Mason               13,500              132,233              43,500/29,000           302,689/70,686
V. Eugene Misner             22,500              231,138              43,500/22,000           302,689/70,686
Henry L. Holler               6,000               49,545              22,500/15,000           156,525/36,562
Kenneth D. Marshall           6,000               51,645              22,500/15,000           156,525/36,562

<F1> Represents the difference between the exercise price of the option and $25.50, the closing price of the Company's common stock as reported on the NASDAQ/National Market
     System on July 1, 1994.

EXECUTIVE  AGREEMENTS

     The Company has an employment agreement with the Chief Executive Officer which expires June 27, 1998. The agreement governs Mr. Keeler's compensation, specifically his base salary, bonus, perquisites and benefits. Pursuant to the agreement, during the current fiscal year, Mr. Keeler's base salary is $249,998 and his bonus factor, discussed under "Cash Bonus" on page 9 is 3.6, the same as the past five years. In any event, Mr. Keeler is guaranteed a bonus of $25,000. Mr. Keeler's deferred compensation allocation will continue to be calculated at 1.5% of the increase in the Company's book value over each preceding year, as explained previously under "Deferred
Compensation."   Mr. Keeler's perquisites and benefits are
consistent with those provided to the Company's senior management.

     The Company also has entered into severance agreements with each of James L. Keeler, James L. Mason, V. Eugene Misner,
Henry L. Holler and Kenneth D. Marshall (the Severance Agreements). Pursuant to the Severance Agreements, each of these individuals is entitled to certain payments (described below) if the Company terminates his employment during a specified period following a "Change in Control" of the Company.

     For purposes of the Severance Agreements, a "Change in Control" occurs (A) when an individual, entity or group acquires beneficial ownership of 20% or more of the combined voting power of the Company's outstanding stock, subject to certain exceptions set forth in the executive's severance agreement, (B) when individuals who as of February 4, 1994 constitute the Board of Directors (the "Incumbent Board") and individuals whose election, or nomination for election by the shareholders of the Company, was approved by a vote of at least seventy-five percent of the directors then comprising the Incumbent Board (who shall after election be considered members of the Incumbent Board unless such election occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Company's Board of Directors) shall cease to constitute a majority of the Company's Board of Directors, (C) upon the approval by the shareholders of the Company of are organization, merger or consolidation except in certain instances set forth in the executive's severance agreement, or
(D) upon approval by the shareholders of the Company of the complete liquidation or dissolution of the Company or the sale or other disposition of all or substantially all of the assets of the Company, except in certain instances set forth in the Severance Agreements.

     The Severance Agreements for each of Messrs. Keeler and
Mason provide that if the Company terminates his employment during the three year period following a Change in Control of the Company, other than for death, Cause (willful and continued failure to perform duties or willful engaging in illegal conduct: defined more specifically in the Severance Agreements) or Disability (as defined in the Severance Agreement), or if here signs for Good Reason (includes an adverse change in status or position, a reduction in base salary or benefits, or relocation: defined more specifically in the Severance Agreements) during such three year period, he is entitled to receive an amount in cash (the Severance Payment) equal to three times his total annual compensation, which includes: (A) the higher of (x) his annual base salary on the date of termination or (y) his annual base salary in effect immediately prior to the Change in Control and (B) an amount equal to the average of the bonuses awarded to him in each of the three previous years, including, in the case of Mr. Keeler, any bonuses awarded pursuant to any deferred compensation arrangements. In the event that such payments become subject to an excise tax imposed by Section 4999 of the Internal Revenue Code (or any similar tax), the employee shall be entitled to receive a "gross-up" payment in respect of such taxes and in respect of any taxes on such gross-up payment as specified in his Severance Agreement. These Severance Agreements also provide for the continuation of employee welfare benefits (such as health insurance) for three years after termination if his employment is terminated during such three year period. In addition, Mr. Keeler will be entitled to receive the Severance Payment and other severance benefits if he resigns for any reason during the 30-day period immediately following the first anniversary of a Change in Control. The Severance Agreements for Messrs. Misner, Holler and Marshall are similar to those described above for Mr. Mason except they cover a two year period after a Change in Control, the amount payable is equal to one and one-half times his total annual compensation, and employee welfare benefits will continue for one and one-half years if his employment is terminated during such two year period.

STOCK  PRICE  PERFORMANCE  GRAPH

     The graph on the next page presents a comparison of five-year cumulative total shareholder returns for WLR Foods, Inc., the S&P 500 Index and a Peer Group Index. The graph reflects the annual return from the Company's five previous fiscal years-end, developed with a monthly index, assuming dividends are reinvested monthly. The graph also assumes an initial investment of $100 on June 30, 1989. The Peer Group Index consists of Cagles, Inc., Golden Poultry Co., Inc., Hudson Foods, Inc., Pilgrims Pride Corporation and Sanderson Farms, Inc., companies within the same industry and with similar equity market capitalization.

         6/89      6/90     6/91     6/92      6/93       6/94
Comp     100       82        75       71        93         91

S&P 500  100      113       117      128       142        140

WLRF     100      106       105       83       103        156